[redacted]

14045797

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 21 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E&A Advisor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Blvd, Suite 380
(No. and Street)

Charlotte	N.C.	28211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong 704 900-1141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave Suite 1000	Charlotte	NC	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, JEFF ARMSTRONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E & A ADVISORS, LLC, as of FEBRUARY 7, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

Sworn before me on 2/7/2014

Mona Alabbas
Notary Public

MONA ALABBAS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
MY COMMISSION EXPIRES AUGUST 3, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E & A ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2013

And Report of Independent Auditor

Cherry Bekaert LLP
CPAs & Advisors

E & A ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2013

And Report of Independent Auditor

E & A ADVISORS, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

To the Members of
E & A Advisors, LLC
Charlotte, North Carolina

Report on the Financial Statements

We have audited the accompanying financial statements of E & A Advisors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' interest, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E & A Advisors, LLC as of December 31, 2013, and the results of its operations, changes in members' interest, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
January 30, 2014

E & A ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Current assets		
Cash and cash equivalents	$	95,165
Accounts receivable		70,246
Prepaid expenses and other assets		10,124
Total current assets		175,535
Furniture and equipment		
Furniture and equipment		4,408
Less accumulated depreciation		441
Furniture and equipment, net		3,967
Total Assets	$	179,502
LIABILITIES		
Current liabilities		
Accounts payable	$	10,165
Accrued compensation		34,938
Total Liabilities		45,103
MEMBERS' INTEREST		
Members' interest		(135,803)
Retained earnings		270,202
Total Members' Interest		134,399
Total Liabilities and Members' Interest	$	179,502

The accompanying notes to the financial statements are an integral part of this statement.

E & A ADVISORS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenues:	
Advisory fees	$ 735,000
Transaction fees	350,000
Total revenues	1,085,000
Expenses:	
Compensation and payroll taxes	696,882
Employer payroll taxes	25,722
Professional fees	15,923
Rent	14,937
Regulatory fees	12,596
Other expenses	8,868
Total expenses	774,928
Net income	$ 310,072

The accompanying notes to the financial statements are an integral part of this statement.

E & A ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' INTEREST

YEAR ENDED DECEMBER 31, 2013

	Members' Interest	Retained Earnings (Deficit)	Total Members' Interest
Balance, January 1, 2013	$ 69,197	$ (39,870)	$ 29,327
Net income	-	310,072	310,072
Distributions to members	(205,000)	-	(205,000)
Balance, December 31, 2013	$ (135,803)	$ 270,202	$ 134,399

The accompanying notes to the financial statements are an integral part of this statement.

E & A ADVISORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 310,072
Adjustments to reconcile net income to net cash provided by changes in operating activities:	
Depreciation	441
Change in operating assets and liabilities:	
Receivables	(70,246)
Prepaid expenses and other assets	(7,623)
Accounts payables	9,894
Accrued payroll	34,686
Net cash provided by operating activities	277,224
Cash flows from investing activities:	
Purchases of furniture and equipment	(4,408)
Net cash used in investing activities	(4,408)
Cash flows from financing activities:	
Distributions to members	(205,000)
Net cash used in financing activities	(205,000)
Net decrease in cash and cash equivalents	67,816
Cash and cash equivalents, beginning of year	27,349
Cash and cash equivalents, end of year	$ 95,165

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

E & A Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company was founded with $50,000 in initial capital contributions from a sole owner.

Effective January 2, 2012, the Company was restructured whereby a second member contributed $25,000 and assumed a 50% ownership interest in the Company. Notice was previously given to FINRA pursuant to NASD Rule 1017(g) (2) and FINRA did not object to the change. The restructuring preserved the Company's business lines and the original member continues to hold the titles of CEO, CFO, FinOP, CCO, and AMLCO. The second member shall not be involved in the management of the Company's securities business and has signed a letter of non-involvement.

Effective December 31, 2013, the Company was restructured whereby the original member purchased 30% partnership interest from the second member. As a result of the transaction, the original member has an 80% ownership interest and the second member has a 20% interest in the Company. The Company requested the opinion of the Membership Application Group as to whether a Continuing Membership Application ("CMA") would be required in order to complete the transaction. On November 8, 2013, The Company received notice from FINRA that pursuant to Rule 1017, a CMA would not need to be filed. The transaction closed effective December 31, 2013. The restructuring preserved the Company's business lines and the original member continues to hold the titles of CEO, CFO, FinOP, CCO, and AMLCO. The second member shall not be involved in the management of the Company's securities business and has signed a letter of non-involvement.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Account Receivables – Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible.

Note 2—Summary of significant accounting policies (continued)

Account Receivables (Continued) – While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2013.

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which is 5 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Fee Revenue – The Company's revenues are generated primarily through providing general corporate finance advice, merger and acquisition, and private placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a limited liability corporation for state and federal income tax purposes. As such, substantially all income (loss) of the Company is reported by the members on their individual income tax returns. Management has evaluated the effect of the guidance provided by U S Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that became effective this year. Management has evaluated all other tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2013.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2013, the Company had net capital of $50,062, which was $45,062 in excess of its required capital of $5,000. The Company's net capital ratio was .9 to 1.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5—Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2013. The Company did not incur interest expense in 2013.

Note 6—Operating lease

The Company leases its office space under a two-year non-cancelable operating lease, which expires in December 2015. Future minimum lease payments through December 31, 2015, will be $61,544 in each of the next two years. The Company has entered into an expense sharing agreement with Eitel and Armstrong, LLC, which may offset a portion of the lease expense.

Total lease expense for the year ended December 31, 2013, were $31,152 of which the expense allocated to the Company was $14,937. The remaining portion was paid by Eitel and Armstrong, LLC.

Note 7—Related parties

As discussed in Note 6, the Company has entered into an expense sharing agreement with Eitel and Armstrong, LLC, which is owned by the original member of the Company. The expense sharing agreement includes rent as well as normal and customary charges for taxes, scan, fax, copier, and other similar expenses.

Note 8—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 9—Subsequent event

The Company has evaluated subsequent events through January 30, 2014, in connection with the preparation of these financial statements which is the date of the financial statements were available to be issued. There were no subsequent events to report.

SUPPLEMENTAL SCHEDULES

E & A ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO

RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Net worth	$	134,399
Less:		
Nonallowable assets:		
Accounts receivable		70,246
Prepaid expenses and other assets		10,124
Furniture and equipment, net		3,967
Net capital adjustments		84,337
Net capital	$	50,062
Aggregate indebtedness	$	45,103
Ratio of indebtedness to capital		.9 to 1

There were no material differences between the audited Computation of Net Capital and Aggregate Indebtedness included in this report and the corresponding schedule in the Company's unaudited December 31, 2013 Part 11A FOCUS filing that was filed in January 2014.

E & A ADVISORS, LLC

SCHEDULE II - MATERIAL INADEQUACIES – RULE 17a-5(j)

YEAR ENDED DECEMBER 31, 2013

Material Inadequacy	Corrective Action Taken or Proposed
No material inadequacies noted	No applicable

E & A ADVISORS, LLC

SCHEDULE III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER – RULE 15c3-3

YEAR ENDED DECEMBER 31, 2013

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Cherry Bekaert LLP
CPAs & Advisors

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member of
E & A Advisors, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of E & A Advisors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify internal controls of financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
January 30, 2014

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor on Agreed-Upon Procedures Required by Rule 17a-5(e)(4) of the Securities and Exchange Commission

To the Member of
E & A Advisors, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by E & A Advisors, LLC (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record by obtaining a copy of the checks showing the clearing of the payments, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
January 30, 2014

E & A ADVISORS, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2013

Payment Date	To Whom Paid	Amount
July 2013	SIPC	$975
February 2014	SIPC	$1,737.50